SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

Cal-Maine Foods, Inc.
(Name of the Issuer)

Cal-Maine Foods, Inc.
(Name of Person Filing Statement)

Common Stock, $.01 par value
(Title of Class of Securities)

128030202
(CUSIP Number of Class of Securities)

Fred R. Adams, Jr.
Chairman of the Board
and Chief Executive Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Drive
Jackson, MS 39207
(601) 948-6813

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person Filing Statement)

with copies to:

Peter E. Panarites, Esq.
Foley & Lardner
3000 K Street, N.W.
Suite 500
Washington, D.C. 20007
(202) 295-4019

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$75,482,600	$15,097

*
Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, the value of the securities proposed to be acquired consists of (i) the estimated $6,100,000 of cash to be paid in lieu of the issuance of fractional shares of common stock and (ii) the $69,382,600 market value of the 9,737,908 whole shares of common stock to be converted into new shares of common stock in the reverse split.
**
Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, consists of one-50th of one percent of the (i) cash to be paid in lieu of fractional shares; and (ii) market value of the whole shares to be issued based on the average of the high and low prices reported in the Nasdaq National Market for the shares on August 27, 2003.
[X]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Form of Registration No.:	$15,097 Schedule 14A	Filing Party: Date Filed:	Cal-Maine Foods, Inc. September 4, 2003

RULE 13e-3 TRANSACTION STATEMENT

        This Amendment No. 1 to Rule 13e-3 Transaction Statement (“Amendment No. 1”) amends the Rule 13e-3 Transaction Statement filed by Cal-Maine Foods, Inc. (the “Company”) with the Securities and Exchange Commission on September 4, 2003 pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder.

        The Company has terminated its plans to submit to its shareholders a proposal to approve and adopt an amendment to the Company’s Amended and Restated Certificate of Incorporation providing for a 1-for-2,500 reverse stock split of the Company’s common stock. A cash payment of $7.35 per share was to be paid in lieu of the issuance of fractional shares of common stock. The proposed reverse stock split, together with the payment of cash for fractional shares, was intended to effectuate a “going private” transaction.

        The Company issued a press release announcing the termination of the going private transaction on November 6, 2003. A copy of the press release is attached hereto as an exhibit.

Item 16.	Exhibits
	(a)(1)	Press Release of Cal-Maine Foods, Inc., dated November 6, 2003 announcing the termination of the going private transaction.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAL-MAINE FOODS, INC.
By:	/s/ Bobby J. Raines
Name: Bobby J. Raines Title: Vice President, Chief Financial Officer, Treasurer and Secretary

Dated: November 12, 2003